EXHIBIT 2
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                                     NOTE

                           TECK COMINCO METALS LTD.

         FOR VALUE RECEIVED, Teck Cominco Metals Ltd. ("Cominco") hereby promises to pay to Teck Cominco Limited ("Teck") the principal amount of US$700 million together with interest thereon, and an amount equal to all monetary obligations (including Additional Amounts, if any) relating to the 6.125% notes of Teck due 2035 (the "Notes") payable pursuant to the provisions of the indenture dated September 12, 2002 between The Bank of New York and Teck (the "Indenture") other than the principal amount of such Notes. Interest shall be paid at a rate of 6.30% per annum, calculated semi-annually in arrears on April 1 and October 1 in each year, such semi-annual payments to be made on June 1 and December 1 in each year, with the first such payment due June 1, 2006. All monetary obligations (including Additional Amounts, if any) payable pursuant to this Note shall be payable on a basis identical to that provided for the payment of such obligations in the Indenture. The principal of this Note, together with all accrued but unpaid interest thereon and other monetary obligations (including Additional Amounts, if any) payable pursuant to this Note, shall be payable (i) on written demand to Cominco by Teck or
(ii) upon and during the continuance of an Event of Default, on written demand made to Cominco by Teck or any assignee.

         Payments received by Teck pursuant to this Note shall be applied firstly in payment of unpaid accrued interest and other monetary obligations (including Additional Amounts, if any), and the balance, if any, in reduction of principal.

         Cominco waives presentment, protest, notice of dishonour, days of grace and the right of set-off.

         This Note shall enure to the benefit of Teck and its successors and assigns, and shall be binding upon Cominco and its successors and permitted assigns.

         Capitalized terms used but not defined in this Note shall have the meaning given them in the Indenture.

         This Note shall be construed in accordance with, and be governed by, the laws of the Province of British Columbia.

         Dated: September 28, 2005.

                                          TECK COMINCO METALS LTD.


                                          By: /s/ John G. Taylor
                                              -----------------------------
                                              Name:   John G. Taylor
                                              Title:  Senior Vice President,
                                                      Finance and Chief
                                                      Financial Officer


                                          By: /s/ Karen L. Dunfee
                                              -----------------------------
                                              Name:   Karen L. Dunfee
                                              Title:  Corporate Secretary